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                                                                    Exhibit 99.1



    YAHOO! AND DUET ANNOUNCE AN ALLIANCE TO PRESENT AND MARKET THE ON-DEMAND
                MUSIC SUBSCRIPTION SERVICE CREATED BY SONY MUSIC
                     ENTERTAINMENT AND UNIVERSAL MUSIC GROUP



         SANTA CLARA, NEW YORK AND PARIS, APRIL 5, 2001 - Today, Yahoo! Inc. (Nasdaq: YHOO), a leading global Internet communications, commerce and media company, and Duet, the online digital music subscription service created by the world's two largest music companies, Universal Music Group and Sony Music Entertainment, announced an alliance to present and market Duet's U.S. service to visitors to the Yahoo! network and Yahoo!(R)Music (http://music.yahoo.com). The Duet subscription service is expected to launch this summer.

         The on-demand Duet subscription service will offer consumers the opportunity to access a broad range of quality music online with speed, ease of use, and reliability while respecting artists' rights. The service will provide music enthusiasts with the ability to compile personalized playlists and to share them with other Duet members, among other features. The Duet service is expected to launch with streaming music and plans to add downloads shortly thereafter.

         The Duet subscription service will offer music from Sony Music and Universal Music on a non-exclusive basis. Duet also expects to offer music from other companies, in order to provide consumers with the best experience and access to the most compelling selection of music available.

         "Yahoo! is pleased to join Sony Music and Universal Music, the world's two largest music companies, to promote the Duet subscription service to U.S. music fans," said Jeff Mallett, president and chief operating officer, Yahoo! Inc. "We are committed to providing our active and robust consumer base with fast, easy and legal access to the music of their choice. This alliance represents a step forward in our ongoing efforts to make Yahoo! the Web's premier entertainment destination.

         "Sony is very pleased to work with Yahoo! to bring the Duet service to consumers," said Howard Stringer, Chairman and CEO, Sony Corporation of America. "Yahoo!'s strong brand recognition and tremendous consumer reach will greatly enhance the success of Duet, and the Duet service will provide a rich resource for consumers interested in accessing music securely online. Through Duet we will guarantee both a premiere entertainment experience for consumers and continued support for content creators around the world."

         "Vivendi Universal is very excited about this agreement as it brings us closer to achieving one of our fundamental goals--providing consumers with access to all music, all the time," said Jean-Marie Messier, Chairman and CEO, Vivendi Universal. "The number of consumers seeking music online is large and growing and we want consumers to have legitimate access to all their favorite artists and songs. We hope that other major music companies and independent music companies will join Duet. The Internet offers unparalleled opportunities for consumers and artists. Today's announcement is further evidence of Vivendi Universal's commitment to cultivating a secure and vibrant electronic music marketplace."

ABOUT DUET
         Duet is a stand-alone joint venture equally held by Sony Music Entertainment and Universal Music Group. Based in New York City, the Company is developing a new consumer offering, a subscription-based service that will include various music and video offerings via the Internet. The

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initial service is expected to launch in the U.S. during the summer of 2001.
Universal, Sony and other music companies will separately provide their music to Duet on a non-exclusive basis and Duet will provide its services to a broad range of affiliates.

ABOUT YAHOO!
         Yahoo! Inc. (Nasdaq: YHOO) is a global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 185 million individuals each month worldwide. As the first online navigational guide to the Web, http://www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the most recognized and valuable Internet brand globally, and is ranked the No. 38 leading consumer brand worldwide. The company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. These services include Corporate Yahoo!, a popular customized enterprise portal solution; audio and video streaming; store hosting and management; and Web site tools and services. The company's global Web network includes 24 World properties. Yahoo! has offices in Europe, the Asia Pacific, Latin America, Canada and the United States, and is headquartered in Santa Clara, Calif.

         Yahoo! the Yahoo! logo and Yahoo! Music are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

ABOUT SONY MUSIC ENTERTAINMENT
         Sony Music Entertainment (SME), a leading global producer, manufacturer, and marketer of recorded music and video, has a presence in 60 countries. In 1994, SME launched www.sonymusic.com, which links to 20 Sony Music affiliate sites worldwide in addition to licensing and business-to-business sites. Reflecting its strategy for the broadband era, SME was the first major music company (in tandem with retail partners) to establish commercial download of singles, and has numerous investments in the digital media infrastructure, technology, wireless, service and digital content areas.

ABOUT UNIVERSAL MUSIC GROUP
         Universal Music Group is the world's leading music company with wholly-owned record operations or licensees in 63 countries around the world. Its businesses also include Universal Music Publishing Group, one of the industry's largest global music publishing operations. Universal Music Group consists of record labels A&M Records, Decca Record Company, Deutsche Grammophon, Geffen Records, Interscope Records, Island Def Jam Music Group, Jimmy and Doug's Farmclub.com, MCA Nashville, MCA Records, Mercury Records, Motown Records, Philips, Polydor, Universal Records, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and UM3 (outside the U.S.).

Universal Music Group is a unit of Vivendi Universal, a global media and communications company.

                                      * * *

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MEDIA CONTACTS:

YAHOO!:
Sarah Ross                 408-530-5172     sross@yahoo-inc.com
Sabrina Friedman           415-356-1007     friedmans@fleishman.com

SONY MUSIC ENTERTAINMENT
Patricia Kiel              212-833-5047     patricia_kiel@sonymusic.com
Laurie Jakobsen            212-833-5047     laurie_jakobsen@sonymusic.com

UNIVERSAL MUSIC GROUP
Bob Bernstein              310-865-0589     bob.bernstein@umusic.com
Grace Salafia              212-331-2569     grace.salafia@umusic.com

VIVENDI UNIVERSAL - NEW YORK OFFICE
Anita Larsen               212-572-1118     anita.larsen@groupvu.com

VIVENDI UNIVERSAL - PARIS HEADQUARTERS
Antoine Lefort             011-33-1-71-71-1180  antoine.lefort@groupvu.com
Alain Delrieu              011-33-1-71-71-1341  alain.delrieu@groupvu.com


This release and its attachments may contain forward-looking statements that involve risks and uncertainties, including those relating to Yahoo!'s ability to grow its user and advertiser bases, its advertising and commerce revenues, and Yahoo!'s ability to generate profits and positive cash flow from operations. Actual results may differ materially from the results predicted or discussed in this release and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and constantly changing environment for advertising sales and for Yahoo! branded services; uncertainties associated with the Web as an advertising and commerce medium; Yahoo!'s dependence on advertising revenues and on third parties for technology, content, and distribution; Yahoo!'s ability to successfully integrate its acquired companies and, economic conditions, government regulations and delays or other problems with product development. More information about potential factors that could affect Yahoo! 's business and financial results is included in our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2000, and our other publicly available SEC reports, including (without limitation) under the captions, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Competition," "Proprietary Rights," and "Risk Factors," which are on file with the Securities and Exchange Commission and available at the Securities and Exchange Commission' s website at (HTTP://WWW.SEC.GOV). Additional information will also be set forth in those sections in Yahoo!'s quarterly report on Form 10-Q for the three-month period ended March 31, 2001, which will be filed with the Securities and Exchange Commission in the near future.